SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
DRS INC.
(Name of Issuer)
Common Stock, par value $.001
(Title of Class of Securities)
23331G 10 6
(CUSIP Number)
July 2, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23331G 10 6
(1) Names of reporting persons: G2 International, Inc.

(2) Check the appropriate box if a member of a group (see instructions): (a) [ ] (b) [ ]

(3) SEC use only.

(4) Citizenship or place of organization: Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 1,500,000
(6) Shared voting power: 0
(7) Sole dispositive power: 1,500,000
(8) Shared dispositive power: 0

(9) Aggregate amount beneficially owned by each reporting person: 1,500,000

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions): [ ]

(11) Percent of class represented by amount in Row 9: 7.78%

(12) Type of reporting person (see instructions): CO

Item 1(a). Name of Issuer:

DRS Inc.

Item 1(b).  Address of issuer's principal executive offices:

8245 SE 36th Street, Mercer Island, Washington 98040

Item 2(a). Name of person filing:

G2 International, Inc.

Item 2(b) Address or principal business office or, if none, residence:

13155 Noel Road, Suite 1810, Dallas, Texas 75240

Item 2(c) Citizenship:

G2 International, Inc. is a Texas corporation

Item 2(d) Title of class of securities:

Common Stock, par value $.001

Item 2 (e) CUSIP No.:

23331G 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	[ ] Broker or dealer registered under Section 15 of the Act;
b.	[ ] Bank as defined in Section 3(a)(6) of the Act;
c.	[ ] Insurance company as defined in Section 3(a)(19) of the Act;
d.	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	[ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	[ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4. Ownership

a.
Amount beneficially owned:  Pursuant to a Stock Option Agreement dated July 2, 2010, G2 International, Inc. has an option to purchase up to 1,500,000 shares of common stock at a price of $0.07 per share. The option expires July 2, 2011.

b.	Percent of class: If the above referenced option were exercised in full, G2 International, Inc. would own approximately 7.78% of the issued and outstanding common stock of DRS Inc.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 1,500,000

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 1,500,000

iv.	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2010

G2 International, Inc.

By: /s/ Gust Kepler

Name/Title: Gust Kepler, President